Exhibit 99.1

SINA Corporation Announces New Independent Director

BEIJING, Dec. 18, 2017 — SINA Corporation (“SINA” or the “Company”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced that its board of directors has appointed Mr. James Jianzhang Liang, Chairman of the Board of Directors of Ctrip.com International, Ltd. (“Ctrip”) (Nasdaq: CTRP), as an independent director of SINA.

Mr. Liang co-founded Ctrip, a leading travel service provider in China. He has been Ctrip’s Chairman since August 2003. Mr. Liang served as Ctrip’s chief executive officer from 2000 to January 2006, and from March 2013 to November 2016.  Under his leadership, Ctrip has successfully transitioned from offline to online and from online to mobile, made strategic investments in key industry players, and cultivated and invested in new business initiatives.  Mr. Liang has won many accolades for his contributions to the Chinese travel industry, including Best CEO in the Internet category in the 2016 All-Asia Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

“We are excited about James’ joining our board as an independent director,” said Mr. Charles Chao, Chairman and CEO of SINA. “James has extensive experience with business operations and innovations in China’s fast evolving internet industry and strong technology background.  We hope to benefit from James’ experience and vision in our business evolution.”

Mr. James Jianzhang Liang commented, “I am very pleased to join the board of directors of SINA. I look forward to building on the success that the Company has achieved and to working with the board and management toward the next stage of development and growth.”

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal), SINA Mobile Apps and Weibo.com (social media) enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This communication contains forward-looking statements that relate to, among other things, SINA’s expected performance and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2016 and its other filings with the SEC. Past performance is not necessarily indicative of future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The information in this communication is provided only as of the date hereof, and SINA assumes no obligation to update its forward-looking statements in this communication or elsewhere, except as required by law.

Contacts

Investor Relations

SINA Corporation

Phone: 8610-5898 3336

Email: ir@staff.SINA.com.cn